UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

Response to Inquiry Relating to Press Reports

On January 6, 2017, in response to an official inquiry from the Korea Exchange on press reports regarding potential plans by KB Financial Group Inc. (“KB Financial Group”) to increase its stakes in KB Insurance Co. Ltd. (“KB Insurance”) and KB Capital Co. Ltd. (“KB Capital”) to 100%, KB Financial Group disclosed that it acquired shares in KB Insurance and KB Capital in an aim to diversify its business portfolio and may consider acquisition of additional shares to improve its management efficiency going forward. However, no progress or decision has been made in connection with the above as of such date.

KB Financial Group expects to make further disclosures in the event of any specific developments regarding the above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: January 6, 2017	By:	/s/ Jae Keun Lee
(Signature)
Name: Jae Keun Lee
Title: Managing Director & CFO